Exhibit 99.1

Jiuzi Holdings, Inc.

Consolidated Balance Sheets

As of April 30, 2023 and October 31, 2022

Unaudited

	April 30,	October 31,
	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	$827,308	$2,329,401
Restricted cash	43,403	41,231
Short-term investment	46,296	834,303
Accounts receivable	41,414	39,347
Accounts receivable - related party	201,440	214,946
Due from related parties	65,501	67,153
Inventory, net	490,994	628,187
Advances to suppliers	303,350	392,776
Loans receivable from related parties, net - current portion	5,101,224	6,661,290
Other receivables and other current assets	1,600,731	1,039,762
Total Current Assets	8,721,661	12,248,396
Non-Current Assets
Property, plant and equipment, net	574,723	641,358
Intangible assets, net	12,010	12,393
Other non-current assets	29,521	66,784
Operating lease right of use asset	649,773	725,903
Loans receivable from related parties, net	422,439	1,631,340
Total Non-Current Assets	1,688,466	3,077,778
Total Assets	10,410,127	15,326,174

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accruals and other payables	185,465	288,333
Accounts payable – related party	7,379	6,986
Due to related parties	7,234	6,849
Convertible debenture	433,332	2,835,400
Taxes payable	2,772,318	2,652,854
Operating lease liabilities - current	390,807	374,676
Contract liability	1,475,213	1,343,442
Contract liability - related party	782,482	825,990
Total Current Liabilities	6,054,230	8,334,530
Non-Current Liabilities
Operating lease liabilities - non-current	392,196	393,509
Deferred income	216,291	236,290
Contract liability – related party non-current	-	150,494
Other long-term liability	137,443	130,131
Total Non-Current Liabilities	745,930	910,424
Total Liabilities	6,800,160	9,244,954

Commitments and Contingencies	-	-

Shareholders’ Equity
Ordinary Shares (8,333,333 shares authorized, $0.018 par value, 2,584,804 and 1,363,630 shares issued and outstanding as of April 30, 2023 and December 31, 2022, respectively)*	46,526	24,545
Additional paid in capital	18,835,352	15,444,233
Statutory reserve	891,439	891,439
Accumulated deficit	(15,880,079)	(9,342,111)
Accumulated other comprehensive loss	(386,400)	(1,074,299)
Total equity attributable to Jiuzi Holdings, Inc.	3,506,838	5,943,807
Non-controlling interest	103,129	137,413
Total Equity	3,609,967	6,081,220
Total Liabilities and Shareholders’ Equity	$10,410,127	$15,326,174

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Loss and Comprehensive Loss

For the Six Months Ended April 30, 2023 and 2022

Unaudited

	Six Months Ended	Six Months Ended
	April 30,	April 30,
	2023	2022
Revenues, net	$912,232	$3,574,697
Revenues – related party, net	13,527	535,039
Total Revenues	925,759	4,109,736

Cost of revenues	908,039	2,816,572
Cost of revenues – related party	28,275	824,737
Total cost of revenues	936,314	3,641,309

Gross profit	(10,555)	468,427

Selling and marketing expense	1,760	3,005
General and administrative expenses	2,145,198	2,678,998
Provision for credit loss on loans receivable	4,186,862	3,846,415
Operating expense	6,333,820	6,528,418

Loss before tax	(6,344,375)	(6,059,991)

Non-operating income (expense) items:
Other income (expense), net	31,467	1,391,065
Interest income	3,623	1,657
Interest expense	(239,325)	(455,809)
	(204,235)	936,913

Loss before income tax	(6,548,610)	(5,123,078)

Income tax	20	127,661

Net loss	(6,548,630)	(5,250,739)
Less: Loss attributable to non-controlling interest	(10,662)	(7,507)
Net loss attributable to controlling interest	$(6,537,968)	$(5,243,232)

Earnings (Loss) per share
Basic	(3.44)	(0.24)
Diluted	(3.44)	(0.24)

Weighted average number of ordinary shares outstanding*
Basic	1,905,793	1,190,380
Diluted	1,905,793	1,190,380

Net loss	(6,548,630)	(5,250,739)

Other comprehensive income (loss):
Foreign currency translation income	671,495	607,057
Total comprehensive loss	(5,877,135)	(4,643,682)

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended April 30, 2023 and 2022

Unaudited

	Common Stock		Additional			Accumulated other	Equity attributable	Non-
	Number of		Paid-in	Statutory	Retained	Comprehensive	to	Controlling	Total
	Shares	Amount	Capital	Reserve	Earnings	Income	Jiuzi	interest	Equity
Balance at October 31, 2021	1,190,380	21,427	13,150,667	891,439	7,459,539	541,615	22,064,687	264,685	22,329,372
(Distribution)/Contribution in capital							-	(95,990)	(95,990)
Net loss					(5,243,232)		(5,243,232)	(7,507)	(5,250,739)
Appropriations to statutory reserves							-		-
Foreign currency translation adjustment						(754,885)	(754,885)	2,157	(752,728)
Balance at April 30, 2022	1,190,380	21,427	13,150,667	891,439	2,216,307	(213,270)	16,066,570	163,345	16,229,915

Balance at October 31, 2022	1,363,630	24,545	15,444,233	891,439	(9,342,111)	(1,074,299)	5,943,807	137,413	6,081,220
Shares issued for cash proceeds, net	444,444	8,000	1,192,000				1,200,000		1,200,000
Shares issued for compensation	177,778	3,200	536,800				540,000		540,000
Shares issued for debt conversion	598,952	10,781	1,662,319				1,673,100		1,673,100
Contribution (Distribution) in capital							-	(7,218)	(7,218)
Net income					(6,537,968)		(6,537,968)	(10,662)	(6,548,630)
Appropriations to statutory reserves							-		-
Foreign currency translation adjustment					-	687,899	687,899	(16,404)	671,495
Balance at April 30, 2023	2,584,804	46,526	18,835,352	891,439	(15,880,079)	(386,400)	3,506,838	103,129	3,609,967

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Cash Flows

For the Six Months Ended April 30, 2023 and 2022

Unaudited

	Six Months Ended	Six Months Ended
	April 30,	April 30,
	2023	2022
Cash flows from operating activities
Net income	$(6,548,630)	$(5,250,739)
Depreciation and amortization	106,469	44,178
Provision (Recovery) for doubtful accounts	3,705,250	764
Amortization of operating lease ROU assets	-	80,727
Provision for credit losses	-	3,846,415
Imputed interest expense	137,699	183,557
Loss (gain) from disposal of investments	-	-
Loss (gain) from disposal of assets	1,883	-
Stock-based compensation	540,000	-
Changes in assets and liabilities
(Increase) decrease in accounts receivable	144	45,657
(Increase) decrease in accounts receivable – related party	-	(164,248)
(Increase) decrease in inventories	175,840	(1,379,033)
(Increase) decrease in advances to suppliers	111,251	-
(Increase) decrease in notes receivable-related party customers sales	(212,472)	-
(Increase) decrease in loans to related parties	(33,203)	(3,054,582)
(Increase) decrease in due from relates parties	5,706	-
(Increase) decrease in other assets	(718,346)	-
(Decrease) increase in accrued and other liabilities	4,028	1,468,078
Decrease in account payable	14,783	(15,713)
Increase in accounts payable – related party	(135,038)	(2,973)
Increase in taxes payable	(29,527)	283,725
(Decrease) increase in contract liability	-	(3,249)
(Decrease) increase in contract liability – related party	108,416	(99,098)
(Decrease) increase in operating lease liabilities	88,380	(16,466)
(Decrease) increase in other long term liabilities	-	(262,043)
Net cash used in operating activities	(2,677,367)	(4,295,043)

Cash flows from investing activities
Purchase of fixed assets	(7,499)	(8,362)
Acquisition of investment	-	(938,568)
Disposal of fixed assets	7,626	-
Redemption/Disposal of investments	828,121	-
Net cash provided by (used in) investing activities	828,248	(946,930)

Cash flows from financing activities
Proceeds from owner’s injection of capital	1,192,782	32,867
Proceeds from convertible debenture	-	4,191,336
Repayments to convertible debenture	(866,668)	-
Net cash provided by financing activities	326,114	4,224,203

Net decrease of cash and cash equivalents	(1,523,005)	(1,017,770)

Effect of foreign currency translation on cash and cash equivalents	23,084	(404,753)
Cash, cash equivalents, and restricted cash – beginning of period	2,370,632	7,372,895
Cash, cash equivalents, and restricted cash – end of period	$870,711	$5,950,372

Reconciliation of Cash, Cash Equivalents & Restricted Cash to Statements of Cash Flows
Cash & cash equivalents	827,308	5,950,372
Restricted cash	43,403	-
Total cash, cash equivalents, and restricted cash	$870,711	$5,950,372

Supplementary cash flow information:
Interest received	$3,623	$-
Interest paid	$101,626	$-
Income taxes paid	$-	$-

Non-cash financing and investing activities:
Notes payable converted to common stock	$1,673,100	$-

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.
Notes to the Financial Statements

(Unaudited)

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Jiuzi Holdings, Inc. (“Company” or “Jiuzi”) was incorporated in the Cayman Islands on October 10, 2019. The Company is an investment holding company; its primary operations are conducted through subsidiaries and variable interest entities as described below.

Jiuzi (HK) Limited (“Jiuzi HK”) was incorporated in Hong Kong on October 25, 2019. It is wholly owned subsidiary of the Company.

Zhejiang Navalant New Energy Automobile Co., Ltd. (“Jiuzi WFOE”) was incorporated on June 5, 2020 as wholly foreign owned entity in the People’s Republic of China (“PRC”). Jiuzi WFOE is a wholly owned subsidiary of Jiuzi HK.

Zhejiang Jiuzi (“Zhejiang Jiuzi”) was incorporated on May 26, 2017 in the PRC. Zhejiang Jiuzi’s scope of business includes the sale of new energy vehicles (“NEVs”) and NEV components and parts, and the related development of products and services for the NEV industry. Zhejiang Jiuzi generates revenues by both selling NEVs and NEV components and parts to Jiuzi branded licensed NEV dealerships, and by rendering professional services to new Jiuzi NEV dealerships, such as initial setup, NEV product procurement services, and specialized marketing campaigns. The Zhejiang Jiuzi also provides short term financing solutions to the new Jiuzi NEV dealerships for the procurement of NEVs.

Shangli Jiuzi was incorporated on May 10, 2018 in the PRC. Its scope of business is similar to Zhejiang Jiuzi. Zhejiang Jiuzi owns 59.0% equity interest in Shangli Jiuzi, and the remaining 41% equity interest is owned by unrelated third-party investors; as such Shangli Jiuzi is accounted as a subsidiary of Zhejiang Jiuzi.

Hangzhou Zhitongche Technology Co., Ltd. (“Hangzhou Zhitongche”) was incorporated on February 2, 2018 in the PRC. The company is providing technical services, technical development, technical consulting and trading for new energy for motor vehicle and its accessories. Zhitongche is a wholly owned subsidiary of Zhejiang Jiuzi.

Zhejiang Jiuzi New Energy Network Technology Co., Ltd was incorporated on July 1, 2021 in PRC. Its scope of business includes software outsourcing services; industrial internet data services; network and information security software development; artificial intelligence application software development; Internet of Things technology research and development; internet security services; information system operation and maintenance services; artificial intelligence basic software development; cloud computing equipment technical services; research and development of robots (except for projects subject to approval according to law, business activities are carried out independently according to law with business licenses). Zhejiang Jiuzi owns 100% equity interest in Zhejiang Jiuzi Xinneng Network Technology Co., Ltd.

Guangxi Nanning Zhitongche New Energy Technology Co., Ltd was incorporated on December 31, 2021 in PRC. Its scope of business includes technical service, development and consultation; sales of electrical accessories for new energy vehicles; automobiles new car sales; business agency services; motor vehicle charging sales; sales of new energy prime movers; R&D of emerging energy technologies; car trailers, assistance, and clearance services; auto parts wholesale; auto parts retail; sales agency; domestic trade agency; import and export agency. Hangzhou Zhitongche owns 90% equity interest in Guangxi Nanning Zhitongche New Energy Technology Co., Ltd, and the remaining 10% equity interest is owned by unrelated third-party investor; as such Guangxi Nanning Zhitongche New Energy Technology Co., Ltd is accounted as a subsidiary of Zhejiang Jiuzi.

Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd. was incorporated on January 24, 2022 in PRC. Its scope of business includes technical service, technology development, technical consultation and promotion, as well as sales of automobiles and new energy vehicles, and sales of electrical accessories and accessories for new energy vehicles. Hangzhou Jiuyao is 51% owned by Hangzhou Zhitongche, as such Hangzhou Jiuyao is accounted as a subsidiary of Zhejiang Jiuzi.; the remaining 49% equity interest is owned by unrelated third-party investors.

Jiuzi Holdings, Inc.
Notes to the Financial Statements

(Unaudited)

Hangzhou Jiuzi Haoche Technology Co., Ltd. was incorporated on January 21, 2022 under the laws of the People’s Republic of China. Its registered business scope is software outsourcing services, industrial internet data services, network and information security software development, artificial intelligence application software development, technology development, consulting and transfer, market planning, convention planning, and cloud computing equipment technical services. Hangzhou Jiuzi Haoche Technology Co., Ltd. is a wholly owned subsidiary of Jiuzi New Energy and has a registered capital with the amount of RMB5,000,000.

On November 10, 2022, Zhejiang Jiuzi New Energy Automobile Co., Ltd.(“Zhejiang Jiuzi”), the variable interest entity (the “VIE”) of the Company, entered into a termination agreement (the “Termination Agreement”) with Zhejiang Navalant New Energy Automobile Co. Ltd., a wholly foreign-owned entity of the Company (“Jiuzi WFOE”), pursuant to which the Exclusive Option Agreement, the Exclusive Business Cooperation Agreement and the Equity Pledge Agreement (collectively, the “VIE agreements”) entered into among Zhejiang Jiuzi, Jiuzi WFOE and certain shareholders of Zhejiang Jiuzi shall be terminated effective upon the conditions are met. On November 10, 2022, with approval of Jiuzi WFOE and approval of the board of directors of Zhejiang Jiuzi, Zhejiang Jiuzi issued 0.1% equity interest in Zhejiang Jiuzi to a third-party investor. The issuance was completed on November 27, 2022. On January 20, 2023, Jiuzi WFOE exercised its call option under the Exclusive Option Agreements dated June 15, 2020 with certain shareholder of Zhejiang Jiuzi and entered into equity transfer agreements with all the shareholders of Zhejiang Jiuzi to purchase all the equity interest in Zhejiang Jiuzi. The transaction underlying the equity transfer agreement was completed and the VIE Agreements were terminated pursuant to the Termination Agreement on January 20, 2023. As a result, the VIE structure is dissolved and Zhejiang Jiuzi became a wholly owned subsidiary of Jiuzi WFOE.

Jiuzi Holdings, Inc.
Notes to the Financial Statements

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

The accompanying financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Company’s Annual Report on Form 20-F for the fiscal year ended October 31, 2022, filed with the SEC on March 15, 2023. The interim financial information is not necessarily indicative of the results to be expected for the fiscal year ended or for any other interim period or for any future year.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. Significant inter-company transactions have been eliminated in consolidation.

Reverse Stock Split

On July 7, 2023, our Board of Directors declared a reverse share split at a ratio of 1-for-18 for shares having a par value of $0.001 per share with effect from July 10. Following the reverse split, the shares will have a par value of $0.018 per share. There was no effect on total stockholders’ equity. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the effects of the reverse stock split.

Going Concern and Management’s Plan

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As of April 30, 2023, the Company had an accumulated deficit of $15,880,079.

The Company plans to establish provincial regional sales centers nationwide to geographically expand the market and adopt centralized procurement system to reduce overhead cost and obtain volume discount. The company will also cooperate with more brands of NEV, introduce more quality services and strengthen its publicity to attract more franchisees to join. Additionally, the Company will be undertaking capital raising activities to provide additional cash to meet current and future liquidity needs. Management believes that it will be able to obtain the necessary financing and fund future expansion plans; however, there is no assurance that the Company will be successful in securing sufficient funds to sustain or grow its operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management believes that the actions presently being taken to obtain additional funding and implement its strategic plan provides the opportunity for the Company to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions. In particular, the novel coronavirus (“COVID-19”) pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may impact future estimates including, but not limited to, our allowance for loan losses, inventory valuations, fair value measurements, asset impairment charges and discount rate assumptions. Certain prior year amounts have been reclassified to conform to the current year’s presentation. Amounts and percentages may not total due to rounding.

Jiuzi Holdings, Inc.
Notes to the Financial Statements

(Unaudited)

Functional and presentation currency

The functional currency of the Company is the currency of the primary economic environment in which the Company operates which is Chinese Yuan (“RMB”).

Transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at the end of the reporting periods. Exchange differences arising on the settlement of monetary items and on translation of monetary items at period-end are included in income statement of the period.

For the purpose of presenting these financial statements, the Company’s assets and liabilities are expressed in US$ at the exchange rate on the balance sheet date, stockholder’s equity accounts are translated at historical rates, and income and expense items are translated at the weighted average exchange rate during the period. The resulting translation adjustments are reported under accumulated other comprehensive income in the stockholder’s equity section of the balance sheets.

Exchange rate used for the translation as follows:

US$ to RMB

	Period End	Average
April 30, 2023	6.9120	6.9270
October 31, 2022	7.3003	6.6105
April 30, 2022	6.6085	6.3894

Fair Values of Financial Instruments

The Company adopted ASC 820 “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their current interest rate is equivalent to interest rates currently available.  The three levels are defined as follow:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value.

As of the balance sheet date, the estimated fair values of the financial instruments approximated their fair values due to the short-term nature of these instruments. Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates the hierarchy disclosures each year.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at the net value less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, the Company will either partially or fully write-off the balance against the allowance for doubtful accounts.

Short-term investments

Short-term investments consist primarily of investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products and other investments that the Company has the intention to redeem within one year. As of April 30, 2023 and October 31, 2022, the investments in bank wealth management and security that were recorded as short-term investments amounted to $46,926 and $834,303, respectively.

Loans Receivable

Loans receivable are recorded at origination at the fair value less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for credit losses. When collection of the original amounts is no longer probable, the Company will either partially or fully write-off the balance against the allowance for credit losses.

Revenue Recognition

In 2014, the FASB issued guidance on revenue recognition (“ASC 606”), with final amendments issued in 2016. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts, which includes (1) identifying the contracts or agreements with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the services it transfers to its clients. The Company has concluded that the new guidance did not require any significant change to its revenue recognition processes.

The Company’s revenues consist of sales of vehicle by the Company’s own corporate retail store to third party customers, sales of vehicle to franchisees as a supplier, fees from retail stores operated by franchisees, and sublease of vehicles to third party customers. Revenues from franchised stores include initial franchise fees and annual royalties based on a percent of net incomes.

The Company recognizes sales of vehicle revenues at the point in time when the Company has transferred physical possession of the goods to the customer and the customer has accepted the goods, therefore, indicating as control of the goods has been transferred to the customer. The transaction price is determined and allocated to the product prior to the transfer of the goods to the customer.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

The initial franchise services include a series of performance obligations and an indefinite license to use the Company’s trademark. The series of performance obligations are specific services and deliverables that are set forth in the agreement and are billed and receivable as delivered and accepted by the franchisee. These services and deliverables may be customized and are not transferable to other third parties.

The royalty revenues are distinct from the initial franchise services. The Company recognizes royalty revenues only when the franchisee has generated positive annual net income, at which point the Company has the contractual right to request for payment of the royalty. The royalty is calculated as a percentage of the franchisees’ annual net income.

The Company subleases vehicles to third party and recognizes revenues over time which is ratably on a monthly basis over the lease period according to the lease agreement.

The Company estimates potential returns and records such estimates against its gross revenue to arrive at its reported net sales revenue. The Company has not experienced any sales returns.

Inventory

Inventories, which are primarily comprised of finished goods for sale, are stated at the lower of cost or net realizable value, using the first-in first-out method. The Company evaluates the need for reserves associated with obsolete, slow-moving and non-salable inventory by reviewing net realizable values on a periodic basis. Only defects products can be return to our suppliers.

Advertising

The Company expenses advertising costs as incurred and includes it in selling expenses. The Company recorded $79,400 and $220,850 of advertising and promotional expenses for the six months ended April 30. 2023 and 2022, respectively.

Income Taxes

Income taxes are provided in accordance with ASC No. 740, Accounting for Income Taxes.  A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry-forwards. Deferred tax expense (benefit) results from the net change during the years of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

A tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that the relevant taxing authority that has full knowledge of all relevant information will examine each uncertain tax position. Although the Company believes the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

Earnings (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

All per share amounts for all periods presented herein have been adjusted to reflect the Share Subdivision and 2 for 1 stock dividend on post-Share Subdivision basis. See Note 17.

Property and Equipment & Depreciation

Property and equipment are stated at historical cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred. Property and equipment are depreciated on a straight-line basis over the following periods:

Equipment	5 years
Furniture and fixtures	5 years
Motor vehicles	10 years

Intangible Assets & Amortization

Intangible assets are stated at historical cost net of accumulated amortization. Software is amortized on a straight-line basis over the estimated useful life of the software which is 3 years.

Impairment of Long-lived assets

The Company accounts for impairment of property and equipment and amortizable intangible assets in accordance with ASC 360, “Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of”, which requires the Company to evaluate a long-lived asset for recoverability when there is event or circumstance that indicate the carrying value of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset or asset group is not recoverable (when carrying amount exceeds the gross, undiscounted cash flows from use and disposition) and is measured as the excess of the carrying amount over the asset’s (or asset group’s) fair value.

New Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.” This ASU requires contract assets and contract liabilities (e.g., deferred revenue) acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, “Revenue from Contracts with Customers”. Generally, this new guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree. Historically, such amounts were recognized by the acquirer at fair value in purchase accounting. This ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including in interim periods, for any financial statements that have not yet been issued. The adoption is not expected to have a material impact on the Company’s consolidated financial statements.

Besides the above, the Company’s management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted would have a material effect on the consolidated financial statements.

Jiuzi Holdings, Inc.
Notes to the Financial Statements

(Unaudited)

NOTE 3 – INVENTORY

Inventory, net comprised of the following:

	April 30, 2023	October 31, 2022
Finished goods	490,994	628,187
Total, net	490,994	628,187

Inventory write-down expense was $nil and $nil for the six months ended April 30, 2023 and 2022, respectively.

NOTE 4 – ACCOUNTS RECEIVABLES

Accounts receivables, net is comprised of the following:

	April 30, 2023	October 31, 2022
Accounts receivables	47,490	45,100
Allowance for doubtful accounts	(6,076)	(5,753)
Total, net	41,414	39,347

	April 30,	October 31,
	2023	2022
Accounts receivables-related parties	374,796	354,857
Allowance for doubtful accounts	(173,356)	(139,911)
Total, net	201,440	214,946

The following is a summary of the activity in the allowance for doubtful accounts:

	April 30, 2023	October 31, 2022
Balance at beginning of year	145,664	18,458
Provision	25,528	143,003
Charge-offs		-
Recoveries		-
Effect of translation adjustment	8,240	(15,797)
Balance at end	179,432	145,664

Bad debt expense (recoveries) was $25,528 and $(764) for the six months ended April 30, 2023 and 2022, respectively.

Jiuzi Holdings, Inc.
Notes to the Financial Statements

(Unaudited)

NOTE 5 – SHORT-TERM INVESTMENT

Short-term investment comprised of the following:

	As of April 30, 2023
	Level 1	Level 2	Level 3	Total
Bank Wealth Management	-	46,296	-
Securities	-	-	-
	-	46,296	-

	As of October 31, 2022
	Level 1	Level 2	Level 3	Total
Bank Wealth Management	-	265,836	-	265,836
Securities	-	568,467	-	568,467
	-	834,303	-	834,303

NOTE 6 – LOANS RECEIVABLES

Loans receivables include amounts due from related franchisees and are presented net of imputed interest and an allowance for estimated loan losses. The loans are provided in the form of credit line to related franchisee to support their operations. These loans are unsecured with a due date of 18 months upon initial drawing.

Management has determined that the 18-month borrowing rate most appropriately capture the financing cost for these loans. Given that the loans are in the forms of credit lines to the franchisees that may have varying balances over time, as a practical expedient, management has elected to the expense the interest as a cost of revenue at inception rather than amortize over time.

The amounts charged were $28,281, and $183,557 for the six months ended April 30, 2023 and 2022, respectively.

The allowance for loan losses represents an estimated amount of net losses inherent in our portfolio of managed receivables as of the applicable reporting date and expected to become evident during the following 12 months.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

Each lending request is evaluated by considering the borrower’s financial condition. The Company uses a proprietary model to assign each franchisee a risk rating. This model uses historical franchisee performance data to identify key factors about a franchisee that are considered most significant in predicting a franchisee’s ability to meet its financial obligations. The Company also considers numerous other financial and qualitative factors of the franchisee’s operations, including capitalization and leverage, liquidity and cash flow, profitability, and credit history with the Company and other creditors.

The Company also consider recent trends in delinquencies and defaults, recovery rates, age of the loans. and the economic environment in assessing the models used in estimating the allowance for loan losses, and may adjust the allowance for loan losses to reflect factors that may not be captured in the models. In addition, the Company periodically consider whether the use of additional metrics would result in improved model performance and revise the models when appropriate. The provision for loan losses is the periodic expense of maintaining an adequate allowance.

An account is considered delinquent when the related franchisee fails to make a substantial portion of a scheduled payment 3 months after the due date. For purposes of determining impairment, loans are evaluated collectively, as they represent a large group of smaller-balance homogeneous loans, and therefore, are not individually evaluated for impairment.

As these loans are non-interest bearing, the Company recorded a discount to the face amount using an imputed interest rate of 11.75% for the six months ended April 30, 2023 and 2022 to reflect the fair value of the loan at origination. The imputed interest rate reflects the borrowing rate in the market under similar terms and duration. Direct costs associated with loan originations are not considered material, and thus, are expensed as incurred.

	April 30, 2023	October 31, 2022
Loan to related franchisees, gross	18,913,509	17,678,913
Discount based on imputed interest rate of 11.75%	(2,221,797)	(2,076,767)
Loan to related franchisees, net of discount	16,691,712	15,602,146

	April 30, 2023	October 31, 2022
Loan to related franchisees, net of discount	16,691,712	15,602,146
Provision for credit losses	(11,168,049)	(7,309,516)
Loan to related franchisees, net of discount and allowance	5,523,663	8,292,630

The following is a summary of the activity in the allowance for credit loss:

	April 30, 2023	October 31, 2022
Balance at beginning of year	7,309,516	832,170
Provision	3,440,368	7,267,026
Charge-offs	-	-
Recoveries	-	-
Effect of translation adjustment	418,165	(789,680)
Balance at end	11,168,049	7,309,516

Jiuzi Holdings, Inc.
Notes to the Financial Statements

(Unaudited)

Credit loss was $3,440,368 and $3,846,416 for the six months ended April 30, 2023 and 2022, respectively. The Company has made additional allowance for credit losses for the six months ended April 30, 2023 due to the aging of the balances and the current market and economic condition.

The following is a summary of current and non-current loan receivables, net of allowance for credit losses:

	April 30, 2023	October 30, 2022
Loan to related franchisees, net of discount and allowances, current	5,101,224	6,661,290
Loan to related franchisees, net of discount and allowances, non-current	422,439	1,631,340
	5,523,663	8,292,630

Credit Quality

The Company extends credit to related franchisees primarily in the form of lines of credit to purchase vehicles and support their daily operations. Each of the franchisees are assigned to one of four groups according to risk ratings with Group I demonstrating the best credit history with the Company and Group IV demonstrating the weakest.

●	Group I – strong to superior credit rating;

●	Group II – fair to favorable credit rating;

●	Group III – marginal to weak credit rating; and

●	Group IV – poor credit rating, including franchisees classified as uncollectible.

Generally, the Company suspends credit lines and does not extend further funding to franchisee who are unable to repay the balance within 3 months after the 18-month deadline.

The credit quality of the loans receivables is evaluated based on the Company’s adjusted aging schedule. The Company regularly reviews the model to confirm the continued business significance and statistical predictability of the model and may make updates to improve the performance of the model.

The credit quality analysis of franchisee loan receivables as follows:

	April 30, 2023	October 31, 2021
Franchisee Financing:
Group I	684,247	3,622,174
Group II	4,334,921	6,109,130
Group III	7,284,933	4,358,992
Group IV	6,609,408	1,511,850
Balance at end	18,913,509	15,602,146

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

NOTE 7 – OTHER RECEIVABLES AND OTHER CURRENT ASSETS

Other receivables and other current assets comprised of the following:

	April 30,	October 31,
	2023	2022
Deposits put down on the car	876,231	935,573
Excess input VAT credits	39,702	48,589
Prepaid expense	601,960	-
Cash advance to employee	82,838	55,600
Total	1,600,731	1,039,762

NOTE 8 – PROPERTY & EQUIPMENT

Property and equipment, net comprised of the following:

	April 30,	October 31,
	2023	2022
At Cost:
Equipment	61,886	73,415
Motor vehicles	350,650	340,462
Leasehold Improvement	557,711	502,969
Furniture and fixtures	6,248	9,054
	976,495	925,900

Less: Accumulated depreciation	401,772	284,542
Total, net	574,723	641,358

Depreciation expenses was $105,392 and $42,471 for the six months ended April 30, 2023 and 2022, respectively.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

NOTE 9 – INTANGIBLE ASSETS

Intangible assets, net comprised of the following:

	April 30,	October 31,
	2023	2022
At Cost:
Financial software	15,914	17,710
Domain name	2,792	2,643
	18,706	17,711
Less: Accumulated Amortization	6,696	5,318
Total, net	12,010	12,393

Amortization expenses was $1,077 and $1,708 for the six months ended April 30 2023 and 2022, respectively.

NOTE 10 – RELATED PARTY TRANSACTIONS

The franchisees are related parties of the Company due to the nominal, symbolic equity interest ownership in the franchisees. The franchisees were originally incorporated with the Company shown as a 51.0% owner and subsequently as a 1.25% owner. The intent of having such ownership percentage in the franchisees was to enable the franchisees to register their respective individual business name to include the words “Jiuzi” as required by the local business bureau. Subsequent to the successful registration by the franchisees and completion of the Company’s obligations under the franchise and license agreement, the Company will decrease its ownership interest in these franchisees to 0%. The Company’s percentage of shareholding is nominal, inconsequential, and symbolic. The Company’s equity interest of 51.0% and 1.25% in the franchisees were symbolic in nature.

The Company did not and does not control the franchisees, exert significant influence over the franchisees, have the power to direct the use of the franchisee’s assets and the fulfillment of their obligations, appoint or dismiss directors, authorized representatives, or executive officers of the franchisees. Management has also determined that the percentage shareholding in the franchisee is not compensatory to the Company in nature, and accordingly, would not be subject to consideration as income under revenue recognition criteria. The Company did not contribute any permanent equity capital in these franchisees and if these franchisees were to incur substantial losses and accumulate significant liabilities, the Company is not obligated to absorb such losses on behalf of the franchisees. Accordingly, the management has determined that the financial positions and results of operations of these franchisees should not be included as part of the Company’s consolidated financial statements.

In addition, the Company did not and will not receive any actual ownership interest in the franchisees, nor receive any benefits from being a 51% or 1.25% owner in the franchisees. Any after tax profits generated by the franchisees that are potentially distributable to the Company are governed by the royalty agreements between the Company and the franchisee not the shareholding percentage. Accordingly, the management has determined that the ownership interest is not part of the initial franchise fee.

Accounts receivable from related franchisees comprised of the following:

	April 30,	October 31,
	2023	2022
Yichun Jiuzi New Energy Automobile Co., Ltd	104,460	112608
Wanzai Jiuzi New Energy Automobile Co., Ltd	38,751	23,043
Xinyu Jiuzi New Energy Automobile Co., Ltd	55,225	65352
Quanzhou Jiuzi New Energy Automobile Co., Ltd	1,275	5,919
Yulin Jiuzi New Energy Automobile Co., Ltd	1,729	8,024
Total	201,440	214,946

Accounts receivables above derived from sales of vehicles supplied to the Company’s franchisees without any special payment terms. Sales revenues from related parties’ franchisees were $nil and $484,543 for the six months ended April 30, 2023 and 2022, respectively

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

Loan to related franchisees is comprised of the following (See Note 6 for details):

	As of April 30, 2023				As of October 31, 2022
	Gross	Discount	Allowance	Net	Gross	Discount	Allowance	Net
Jiangsu Changshu	$390,671	$45,893	$181,967	$162,811	$356,190	$41,842	$208,300	$106,048
Shandong Dongming	476,454	55,970	221,923	198,561	627,826	73,752	211,033	343,041
Jiangxi Gao’an	618,165	72,617	324,098	221,450	605,621	71,143	287,121	247,357
Hunan Huaihua	816,682	95,937	720,745	-	719,814	84,558	254,690	380,566
Jiangxi Jiujiang	310,538	36,479	274,059	-	279,279	32,807	171,188	75,284
Hunan Liuyang	416,474	48,924	193,985	173,565	413,509	48,576	223,766	141,167
Hunan Loudi	572,498	67,252	266,658	238,588	540,686	63,515	232,408	244,763
Hunan Pingjiang	385,991	45,343	179,787	160,861	392,004	46,049	175,230	170,725
Jiangxi Pingxiang	588,322	69,111	274,029	245,182	583,694	68,567	299,055	216,072
Henan Puyang	609,134	71,556	283,723	253,855	645,124	75,784	245,216	324,124
Fujian Quanzhou	483,652	56,815	426,837	-	437,376	51,379	288,737	97,260
Jiangxi Wanzai	556,151	65,332	259,044	231,775	512,867	60,247	207,450	245,170
Jiangxi Xinyu	994,646	116,843	499,456	378,347	921,187	108,213	338,524	474,450
Jiangxi Yichun	136,825	16,073	44,611	76,141	95,301	11,195	50,234	33,872
Jiangxi Yudu	575,913	67,653	268,249	240,011	565,823	66,468	264,583	234,772
Guangdong Zengcheng	468,562	55,043	218,247	195,272	456,895	53,672	294,661	108,562
Jiangxi Shanggao	627,650	73,731	353,784	200,135	594,055	69,784	177,529	346,742
Shandong Heze	889,832	104,530	450,636	334,666	856,193	100,578	323,148	432,467
Jiangxi Ganzhou	149,847	17,603	111,673	20,571	121,328	14,253	62,408	44,667
Hunan Liling	84,287	9,901	54,963	19,423	66,105	7,765	20,696	37,644
Hunan Zhuzhou	137,810	16,189	89,865	31,756	130,479	15,328	54,913	60,238
Hunan Changsha	9,404	1,105	6,570	1,729	8,904	1,046	1,962	5,896
Guangxi Guilin	41,718	4,901	29,147	7,670	39,499	4,640	8,703	26,156
Hunan Chenzhou	522,819	61,416	243,519	217,884	508,568	59,742	216,675	232,151
Jiangxi Ji’an	625,270	73,451	334,123	217,696	572,830	67,291	232,646	272,893
Guangxi Nanning	181,230	21,289	135,062	24,879	164,740	19,352	87,227	58,161
Hunan Leiyang	824,547	96,861	727,686	-	632,745	74,329	221,954	336,462
Guangdong Dongguan Changping	484,406	56,904	427,502	-	458,637	53,877	137,329	267,431
Hunan Changsha County	65,104	7,648	36,389	21,067	61,641	7,241	32,369	22,031
Guizhou Zunyi	262,993	30,894	220,494	11,605	242,153	28,446	92,445	121,262
Jiangsu Xuzhou	244,445	28,715	204,944	10,786	231,441	27,188	122,605	81,648
Hunan Yongxing	248,937	29,243	104,355	115,339	242,475	28,484	119,993	93,998
Hunan Hengyang	178,299	20,945	132,877	24,477	168,814	19,831	57,952	91,031
Hainan Sanya	135,186	15,880	119,305	1	127,994	15,036	112,958	-
Hunan Changsha Yuhua	614,947	72,239	286,430	256,278	493,196	57,936	131,535	303,725
Shandong Heze Dingtao	564,310	66,290	262,845	235,175	520,592	61,155	140,112	319,325
Shandong Heze Yuncheng	491,972	57,793	434,179	-	465,800	54,718	158,529	252,553
Shandong Heze Gaoxin	101,346	11,905	41,304	48,137	54,860	6,445	17,169	31,246
Shandong Zouping	66,551	7,818	37,198	21,535	63,011	7,402	27,280	28,329
Shandong Juye	449,611	52,816	209,420	187,375	411,995	48,398	174,963	188,634
Shandong Juancheng	518,086	60,860	241,314	215,912	449,363	52,787	134,326	262,250
Shandong Shanxian	551,246	64,756	256,760	229,730	494,525	58,093	135,766	300,666
Jiangxi Zhangshu	70,891	8,328	49,530	13,033	67,120	7,885	27,949	31,286
Guangdong Foshan	102,214	12,007	66,653	23,554	96,776	11,368	43,582	41,826
Jiangxi Jingdezhen	82,466	9,687	67,219	5,560	78,079	9,172	18,728	50,179
Guangxi Yulin	413,428	48,566	364,862	-	391,435	45,982	266,698	78,755
Shandong Heze Cao County	448,569	52,694	208,935	186,940	438,404	51,500	137,247	249,657
Dongguan Nancheng	5,787	680	4,043	1,064	5,479	644	1,207	3,628
Hubei Macheng	104,587	12,286	68,201	24,100	99,023	11,632	21,819	65,572
Shandong Jining Liangshan	14,468	1,700	10,108	2,660	13,698	1,609	3,018	9,071
Guangdong Zhanjiang	37,978	4,461	26,534	6,983	35,957	4,224	7,923	23,810
Hunan Hengyang Shigu	21,701	2,549	15,162	3,990	20,547	2,414	4,527	13,606
Jiangxi Ji’an Yongfeng	19,531	2,294	13,646	3,591	18,492	2,172	4,075	12,245
Hunan Changde	39,786	4,674	27,797	7,315	37,669	4,425	8,300	24,944
Hunan Shaoyang	14,468	1,700	10,108	2,660	-	-	-	-
Hunan Yongzhou	14,468	1,700	10,108	2,660	-	-	-	-
Hunan Ningxiang	7,234	850	5,054	1,330	-	-	-	-
Guangxi Nanning Jiangnan	43,402	5,097	30,327	7,978	41,095	4,828	9,055	27,212
Total	$18,913,509	$2,221,797	$11,168,049	$5,523,663	$17,678,913	$2,076,767	$7,309,516	$8,292,630

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

The advances paid above are derived from funds advanced to the Company’s franchisees as working capital to support its operations. Such advances are due within 18 months.

Accounts payable to related parties’ franchisees comprised of the following:

	April 30,	October 31,
	2023	2022
Yudu Jiuzi New Energy Automobile Co., Ltd.	7,379	6,986
Total	7,379	6,986

Accounts payable above derived from vehicles purchased by the Company from the franchisees as inventory on a needed basis without any special payment terms.

Contract liability – related party comprised of the following:

	April 30,	October 31,
	2023	2022
Current Portion
Customer deposit	782,482	825,990
	782,482	825,990
Non-current Portion
Unearned franchise fee	-	150,494
Total, net	782,482	976,484

Jiuzi Holdings, Inc.
Notes to the Financial Statements

(Unaudited)

Unearned franchise fee comprised of the following:

	April 30,	October 31,
	2023	2022
Unearned franchise fee - current
Jinan Chuangtu New Energy Co., Ltd.	115,741	-
Hunan Changsha	2,677	-
Hunan Yueyang	2,677	-
Zhejiang Hangzhou Xiaoshan	2,604	-
Hunan Yueyang Xiangyin	2,677	-
Guangdong Zhongshan	8,922	-
Hunan Hengyang	1,447
Henan Luohe Yancheng Agent	2,894	-
Guangdong Foshan Shunde Agent	4,340	-
Chongqing Banan Agent	1,447	-
Zhejiang Hangzhou Gongshu Agent	989	-
Jiangsu Jingjiang Agent	2,894	-
Shanghai Fengxian Agent	2,894	-
Chengdu municipal level Agent	75,232	-
Zhejiang Jiaxing Nanhu Agent	2,966	-
Hunan Yueyang Miluo Agent	2,894	822
Zhejing JiaXing	72,338	68,490
Henan Jiuzi New Energy Vehicle Sales and Service Co. LTD	-	13,698
Zhejiang Huasu Automobile Service Co., LTD	-	68,490
Huzhou Fengtao New Energy Automobile Sales Co., LTD	-	41,094
Shandong Shenglong Automobile Sales Co. LTD	-	68,490
Nantong Meixinyao Vehicle Sales Service Co., LTD	-	27,396
Anhui Auto e-Link Auto Sales Co., LTD	-	27,396
Fengshang Network Technology (Shaoxing) Co., LTD	-	41,094
Anhui LiuAn	43,403	41,094
Guangxi Qinzhou	14,468	13,698
Guangxi Qinzhou Lingshan	43,403	41,094
Zhejiang Shaoxing Shengzhou	72,338	68,490
Xinjiang Urumqi	72,338	68,490
Hunan Changzhutan	-	2,740
Hunan Shaoyang	1,447	1,370
Guangxi Liuzhou (Guangxi Shuangru Trading Co., Ltd.)	72,338	68,490
Guangxi Nanning	14,468	13,697
Guangxi Yulin	4,340	4,109
Guangxi Nanning (Guangxi Zhanyuan Automobile)	43,403	41,094
Guangxi Yulin (Yulin Qihui Automobile)	43,403	82,188
Zhejiang Huzhou	7,234	6,849
Sanmen Xian Wuji Automobile Sales	289	274
Shandong Yuncheng (Yuncheng Zhanteng New Energy Automobile Co., Ltd.)	289	274
Zhejiang Shaoxing Niuniu Automobile Sales Service Co., Ltd.	289	274
Yongkang Yijie Automobile Trading Co., LTD	-	5,479
Ningbo Jinhui Internet Technology Service Co., LTD	-	1,370
Xingtai Wanhua Botian Automobile Trading Co., LTD	-	822
Zhejiang Hangzhou Xiaoshan Agent	-	822
Hunan Changsha Yuelu Agent	-	822
Hunan Yueyang Xiangyin Agent	-	822
Hunan Yueyang Yueyang Lou Agent	-	822
Guangdong Zhongshan City Agent	-	2,740
Guangxi Yulin (Yulin Haorui Automobile Sales Co., Ltd.)	43,399	-
Zhejiang Hangzhou Gongshu Agent	-	274
Zhejiang Jiaxing Nanhu Agent	-	822
	782,482	825,990
Unearned franchise fee – non-current
Guizhou 320 Automobile Service Co., LTD	-	13,698
Yongkang Yijie Automobile Trading Co., LTD	-	21,004
Ningbo Jinhui Internet Technology Service Co., LTD	-	5,250
Xingtai Wanhua Botian Automobile Trading Co., LTD	-	3,219
Zhejiang Hangzhou Xiaoshan Agent	-	2,055
Hunan Changsha Yuelu Agent	-	2,123
Hunan Yueyang Xiangyin Agent	-	2,123
Hunan Yueyang Yueyang Lou Agent	-	2,123
Guangdong Zhongshan City Agent	-	7,077
Hunan Yueyang Miluo Agent	-	2,328
Henan Luohe Yancheng Agent	-	2,740
Guangdong Foshan Shunde Agent	-	4,109
Chongqing Banan Agent	-	1,370
Zhejiang Hangzhou Gongshu Agent	-	798
Jiangsu Jingjiang Agent	-	2,740
Shanghai Fengxian Agent	-	2,740
Chengdu municipal level Agent	-	71,230
Zhejiang Jiaxing Nanhu Agent	-	2,397
Hunan Hengyang Agent	-	1,370
	-	150,494
Total	782,482	976,484

Jiuzi Holdings, Inc.
Notes to the Financial Statements

(Unaudited)

The deferred revenues above derived from initial franchise fees payments received in advance for services which have not yet been performed. The initial franchise fees include a series of performance obligations and an indefinite license to use the Company’s trademark. Amounts are recognized as advances when received, and are recognized as deferred revenues when the minimum amount required under the franchise or license agreement is attained. The payments are received in advance progressively and are not refundable once the required amount is attained. Such amounts are recognized as revenues when the Company performed the initial services required under the franchise or license agreement, which is generally when a specific performance obligation is completed or when and if the franchise or license agreement is terminated.

Related parties receivables comprised of the following:

	April 30,	October 31,
	2023	2022
Mr. Shuibo Zhang	14,611	13,556
Mr. Qi Zhang	4,207	22,922
Mr. Dewen Chen	14,468	-
Mr. Ruchun Huang	32,215	30,675
Total	65,501	67,153

As of April 30, 2023 and October 31, 2022, the Company has an outstanding receivable of $14,611 and $13,556, respectively, from Mr. Shuibo Zhang, the Company’s shareholder, director, and officer. The amount was advanced to Mr. Zhang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of April 30, 2023 and October 31, 2022, the Company has an outstanding receivable of $4,207 and $22,922, respectively, from Mr. Qi Zhang, the vice president of marketing department. The amount was advanced to Mr. Zhang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing and due on demand without a specified maturity date.

As of April 30, 2023 and October 31, 2022, the Company has an outstanding receivable of $32,215 and $30,675, respectively, from Mr. Ruchun Huang, the Shangli Jiuzi New Energy Vehicle Co., Ltd.’s legal representative. The amount was advanced to Mr. Huang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of April 30, 2023 and October 31, 2022, the Company has an outstanding receivable of $14,468 and $nil, respectively, from Mr. Dewen Chen, shareholder of the Company. The amount was advanced to Mr. Chen for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

Related parties payables comprised of the following:

	April 30,	October 31,
	2023	2022
Mr. Ligui Xu	7,234	6,849
Total	7,234	6,849

As of April 30, 2023 and October 31, 2022, the Company has an outstanding payable of $7,234 and $6,849, respectively, to Mr. Ligui Xu, the Company’s subsidiary legal representative officer. The amount was advanced by Mr. Xu for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

NOTE 11 – DEFERRED INCOME AND OTHERS LONG TERM LIABILITIES

Deferred income comprised of the following government grants which have not yet been earned:

	April 30,	October 31,
	2023	2022
Subsidy for the maintenance and repair of the office	216,291	236,290
Total	216,291	236,290

Franchise security deposits comprised of the following:

	April 30,	October 31,
	2023	2022
Guangxi Rongxian Junsheng Automobile Trading Co., Ltd.	21,701	20,547
Chongqing Suiqian Trading Co., Ltd.	28,935	27,396
Guangxi Yulin Shangfeng Automobile Sales Co., Ltd.	28,935	27,396
Jiangxi Haomen Automobile Sales Co., Ltd.	14,468	13,698
Guangxi Zhanyuan Automobile Sales Co., Ltd.	43,404	41,094
Total	137,443	130,131

NOTE 12 – LEASES

The Company has one operating leases for its corporate office and retail store. The current lease agreement was signed to cover the lease for the period from August 1, 2021 to July 31, 2026. The Company does not expect to receive the subsidy from PRC government as the Company may not meets the requirement of paying RMB 20 million in income taxes to the government, therefore the specific deferred government subsidy was not recognized.

Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate implicit in the lease. The Company determines the incremental borrowing rate for each lease based primarily on its lease term in PRC which is approximately 4.75%.

Operating lease expenses of office and retail store were $83,306 and $97,191 for the six months ended April 30, 2023 and 2022, respectively.

The Company has three operating leases for multiple vehicles. The leases have different leasing periods which are from June 1, 2022 to June 30, 2025. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate implicit in the lease. The Company determines the incremental borrowing rate for each lease based primarily on its lease term in PRC which is approximately 4.45%. The Company subleases vehicles to third party and recognizes revenues over time which is ratably on a monthly basis over the lease period according to the lease agreement.

Operating lease cost for the subleases of vehicles were $22,996 and $nil for the six months ended April 30, 2023 and 2022, respectively.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

Six Months Ended
April 30, 2023
Lease Cost
Operating lease cost (included in general and administrative expenses and cost in the Company’s statement of operations)	$106,302

Other Information
Cash paid for amounts included in the measurement of lease liabilities	$25,985
Weighted average remaining lease term – operating leases (in years)	3.12
Average discount rate – operating lease	4.75%

The supplemental balance sheet information related to leases is as follows:

	April 30,	October 31,
	2023	2022
Operating leases
Right-of-use assets	$649,773	$725,903

Operating lease liabilities	$783,003	$768,185

Jiuzi Holdings, Inc.
Notes to the Financial Statements

(Unaudited)

The undiscounted future minimum lease payment schedule as follows:

For the fiscal years ended October 31,	Amounts
2023 (six months from May 1, 2023 to October 31, 2023)	388,496
2024	225,779
2025	202,733
Total	817,008

NOTE 13 – CONVERTIBLE DEBENTURES

On December 2, 2021 and on December 6, 2021, the Company issued convertible debenture of $6,000,000 with annual interest rate of 5%, which is valid for 12 months from the date of funds receipt. The debentures are carried out in three stages. In the first stage, the company would issue a convertible debenture of $2,500,000 on December 3, 2021, which is the date of signing this Agreement. Second stage, convertible debenture of $2,500,000 was issued by the company on January 4, 2022, which is the date of filing Registration Statement with SEC. In the third stage, convertible debenture of $1,000,000 will be issued on or about the date the Registration Statement has first been declared effective by the SEC.

On December 30, 2022 (the “Maturity Date”), the outstanding balance of the convertible debenture dated December 2, 2021 in the amount of $1,300,000 (principal, plus accrued and unpaid interest thereon) were due for payment. The Company and the Debenture Holder agreed to an extension (the “Extension”) that extends the Maturity Date to June 30, 2023, pursuant to which the Company shall repay the outstanding balance in cash through monthly payments beginning on January 6, 2023 and continue on the same day of each successive month, with each monthly payment equals to the sum of $216,667 of principal, the redemption premium and the accrued and unpaid interest on the Convertible Debentures as of each payment date. In addition, if the Company completes any financing transaction with gross proceeds of in excess of $250,000, the Company shall pay to the Debenture Holder as an optional redemption but no more than 50% of the total proceeds, an amount up to the total amount outstanding under the Convertible Debentures.

The outstanding convertible debenture were $433,332 and $2,835,400 as of April 30, 2023 and October 31, 2022.

Interest expenses were $239,325 and $nil for the six months ended April 30, 2023 and 2022, respectively.

NOTE 14 – TAXES PAYABLE

Taxes payable comprised of the following:

	April 30,	October 31,
	2023	2022
Value-added tax, net	912,637	890,620
Company Income tax	1,733,416	1,645,556
Other taxes	126,265	116,678
Total	2,772,318	2,652,854

NOTE 15 – CONTRACT LIABILITY

Contract liability comprised of the following:

	April 30,	October 31,
	2023	2022
Customer deposit for car purchase	1,475,213	1,343,442
Total, net	1,475,213	1,343,442

Contract liability – related party See Note 10 for details.

Jiuzi Holdings, Inc.
Notes to the Financial Statements

(Unaudited)

NOTE 16 – SHAREHOLDERS’ EQUITY

As of April 30, 2023 and October 31, 2022, the Company had 2,584,804 and 1,363,630 shares issued and outstanding.

On October 31, 2020, pursuant to a special resolution adopted by its shareholders to amend and restate the memorandum and articles of associations, the Company conducted a subdivision of its par value with each share of a par value of $0.09 of the authorized share capital of the Company (including issued and unissued share capital) be subdivided into 5 shares of a par value of $0.018 each (the “Share Subdivision”). Immediately following the Share Subdivision, the authorized share capital of the Company was $27,778 divided into 2,777,778 shares of a par value of $0.018 each, and the total issued and outstanding shares were 277,778.

Subsequent to the Share Subdivision, the Company increased its authorized share capital from 2,777,778 shares to 8,333,333 shares with a par value of $0.018 per share, and issued a stock dividend on 2 for 1 on post-Share Subdivision basis, whereby each shareholder holding 1 share of the 277,778 shares outstanding immediately preceding this stock dividend was issued an additional 2 shares; therefore, a total of 555,556 shares were issued; immediately following this transaction, there were a total of 833,333 shares issued and outstanding. All shares and per share amounts for all periods presented herein have been adjusted to reflect the Share Subdivision and stock dividend as if it had occurred at the beginning of the first period presented.

On May 20, 2021, we issued 288,889 ordinary shares to the investors in connection with the closing of the initial public offering at the offering price of $90.00 per share.

On October 28, 2022, the Company issued 11,111 ordinary shares to a non-related party as service compensation for $60,000

For the year ended October 31, 2022, the Company also issued 162,139 ordinary shares for conversion of note payable in the amount of $2,236,684.

For the six months ended April 30, 2023, the Company issued 598,952 ordinary shares for conversion of note payable in the amount of $1,673,099, issued 444,444 ordinary shares for net cash proceeds in the amount of $1,200,000, and issued 177,778 ordinary shares for compensation in the amount of $540,000.

Reverse Stock Split

On July 7, 2023, our Board of Directors declared a reverse share split at a ratio of 1-for-18 for shares having a par value of $0.001 per share with effect from July 10. Following the reverse split, the shares will have a par value of $0.018 per share. There was no effect on total stockholders’ equity. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the effects of the reverse stock split.

Jiuzi Holdings, Inc.
Notes to the Financial Statements

(Unaudited)

NOTE 17 – SEGMENTS AND GEOGRAPHIC INFORMATION

The Company believes that it operates in two business segments which comprised of sales of NEVs and franchise services; and it operates in one geographical location China. The Company disaggregates its revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Sales of goods revenues comprised of sales of vehicles to third party customers and to the franchisees. Franchise services revenues comprised of initial fees and ongoing royalties from the franchisees. Under the franchise arrangement, franchisees are granted the right to operate retail store using the Company’s Jiuzi brand and system. Other service revenues comprised of sublease of vehicles to third party customers with a mark-up to the rental price.

Sales revenues comprised of the following:

	Six Months Ended
	April 30, 2023		April 30, 2022
NEVs sales	884,083	95%	3,208,591	78%
Franchisees service revenues	13,527	2%	901,145	22%
Other service revenues	28,149	3%	-	-%
Total	925,759	100%	4,109,736	100%

Direct costs comprised of the following:

	Six Months Ended
	April 30, 2023		April 30, 2022
NEVs sales	882,160	94%	3,186,391	88%
Franchisees service revenues	28,275	3%	454,918	12%
Other service revenues	25,879	3%	-	-%
Total	936,314	100%	3,641,309	100%

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

Gross profit (loss) comprised of the following:

	Six Months Ended
	April 30, 2023		April 30, 2022
NEVs sales	1,923	(18)%	22,200	5%
Franchisees service revenues	(14,748)	140%	446,227	95%
Other service revenues	2,270	(22)%	-	-%
Total	(10,555)	100%	468,427	100%

NOTE 18 – INCOME TAX

The Company is subject to profits tax rate at 25% for income generated for its operation in China and net operating losses can be carried forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred.

The net taxable income (losses) before income taxes and its provision for income taxes comprised of the following:

	Six Months Ended
	April 30, 2023	April 30, 2022
Income (loss) attributed to China	(4,927,475.00)	(5,123,078)
PRC statutory tax rate	25%	25%
Income tax expense at statutory rate	-	-
Reconciliation	20	127,661
Income tax expense/ (benefit)	20	127,661

NOTE 19 – COMMITMENTS AND CONTINGENCIES

The Company has filed civil claim suits against certain vendors for failing to deliver the purchased vehicles according to the terms of the agreements. The Company demands the vendors to refund the advance paid and to compensate the Company for liquidated damages. Given the uncertainty of collectability, the Company has fully written off the advance paid to the suppliers of $3,313,395 as of April 30. 2023, despite the fact that the Company has won the some of the cases. The details are shown as follows.

Suppliers (Defendant)	Status of the case	Amount involved (USD equivalent)
Shengzhou Baiyuan New Energy Vehicle Technology Co.	Pending	2,059,300
Jiangsu Yakai Auto Sales & Service Co.	Out-of-court settled	265,536
Hangzhou Shicheng Auto Trading Co.	Successful	295,632
Nanning Huangyang Auto Sales Co.	Successful	180,035
Anhui Junmao Automobile Sales and Service Co., Ltd	Pending	157,987
Shanghai Aichi Yiwei Automobile Sales Co., Ltd	Pending	147,194
Guangxi Runyin Automobile Sales Co., Ltd	Pending	152,937
Other suppliers	Pending	54,774
Total		3,313,395

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

NOTE 20 – CONCENTRATIONS, RISKS AND UNCERTAINTIES

Credit risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

The concentration on sales revenues generated by customers type comprised of the following:

	Six Months Ended
	April 30, 2023		April 30, 2022
Third party sales revenues	884,083	93%	2,724,048	66%
Related party sales revenues	-	-%	484,543	12%
Third party franchise revenues	-	-%	850,649	21%
Related party franchise revenues	41,802	4%	50,496	1%
Third party other revenues	28,149	3%	-	-%
Related party other revenues	-	-%	-	-%
Total	954,034	100%	4,109,736	100%

The concentration of sales revenues generated by third-party customers comprised of the following:

	Six Months Ended
	April 30, 2023		April 30, 2022
Customer A	88,189	10%	-	-%
Customer B	166,337	18%	-	-%
Customer C	270,120	29%	-	-%
Customer D	140,275	15%	-	-%
Customer E	-	%	742,374	27%
Customer F	-	%	508,306	19%
Customer G	-	%	310,690	11%
Customer H	-	%	309707	11%
Total	664,921	72%	1,871,077	69%

NOTE 21 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. Subsequent to the date the financial statements were available to be issued. There was no subsequent event that would require disclosure to or adjustment to the financial statements.

On July 17, 2023 the Company sold an aggregate of 1,395,151 ordinary shares and/or pre-funded warrants in a registered direct offering for aggregate gross proceeds of $2.3 million.